UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

On November 12, 2024, Codere Online Luxembourg, S.A. (the “Company”) received a staff determination letter (the "Letter"), from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company of the determination from the Nasdaq Staff (the "Staff") to delist the Company's securities from The Nasdaq Stock Market, given the Company had not filed its Form 20-F for the year ended December 31, 2023 (the “Form 20-F”) in accordance with continued Listing Rule 5250(c)(1) (the “Public Reports Rule”). As previously reported, the Company’s delay in filing its Form 20-F is due to the fact that the finalization of the audit of our financial statements for the three years ended December 31, 2023 has taken longer than expected following the engagement of our new independent registered public accounting firm in March 2024.

On November 18, 2024, following receipt of the Letter, the Company requested both a hearing to appeal the delisting determination (the “Hearings Panel”) and a further stay of suspension of trading (beyond the 15-day period automatically granted after requesting a hearing) through the duration of the hearing process. A request for a hearing regarding a delinquent filing automatically stays the delisting of the Company’s securities from Nasdaq through the duration of the hearing.

The Company continues to work diligently to complete and file with the Securities and Exchange Commission (“SEC”) the Form 20-F and believes it will be able to do so, thereby regaining compliance with the Public Reports Rule, within the extension period the Company plans to seek from the Hearings Panel.

The Company issued a press release announcing the receipt of the Letter and its submission of an appeal, which is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

This Report on Form 6-K (including the information in the attached Exhibit) shall be deemed to be incorporated by reference into Codere Online Luxembourg, S.A.’s registration statement on Form S-8 (Registration Number: 333-264895).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release of Codere Online Luxembourg, S.A. dated November 18, 2024 - Codere Online Receives Delisting Notice from Nasdaq and Submits Appeal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: November 18, 2024	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer